Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

On November 4, 2026, ARRAY Technologies, Inc. (“ARRAY”), made the following announcements via a joint transaction website in connection with the announcement of the ARRAY merger with Shoals Technologies Group, Inc.

Non-GAAP Financial Measures

This press release includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), including Adjusted EBITDA, Net Debt, and Net Debt to Adjusted EBITDA. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X.

For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations in Shoals' and ARRAY's SEC filings. The companies are not providing a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, because certain information necessary to calculate such measures is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "anticipates," "believes," "could," "continue," "estimate," "expects," "intends," "will," "should," "may," "plan," "predict," "project," "would" and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY's and Shoals' plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY's preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY's preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY's and Shoals' businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY's and Shoals' ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY's or Shoals' businesses, including their current plans and operations, or divert management's attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY's or Shoals' common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY's and Shoals' businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY's or Shoals' financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY's or Shoals' ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY's and Shoals' responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY's and Shoals' control, and are subject to additional risks and uncertainties, including those detailed in ARRAY's annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals' annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC's website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY's website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY's Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals' website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals' Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY's annual report on Form 10-K for the year ended December 31, 2025, including under the heading "Directors, Executive Officers and Corporate Governance," and proxy statement for ARRAY's 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings "Executive Officers," "Board of Directors," "Compensation of Directors" and "Security Ownership of Certain Beneficial Owners and Management." To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 ("Form 3"), Statements of Changes in Beneficial Ownership on Form 4 ("Form 4") or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 ("Form 5"), subsequently filed by ARRAY's directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals' annual report on Form 10-K for the year ended December 31, 2025, including under the heading "Directors, Executive Officers and Corporate Governance," and proxy statement for Shoals' 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings "Board Committees and Membership," "Compensation of Non-Employee Directors," "Compensation Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management." To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals' directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

I understand

Creating an Integrated Energy Infrastructure Platform

Combination brings together market-leading product portfolios, and proven engineering capabilities to deliver a differentiated offering that simplifies project execution, reduces installation cost and enhances long-term system performance

Press Release | Investor Presentation | Conference Call

The combination of ARRAY and Shoals is expected to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial and operational benefits to create enhanced shareholder value.

The combined company is expected to:

Serve customers more effectively

Offering customers enhanced flexibility and packaging choice through a unified design package, coordinated purchasing and integrated warranty support across combined offerings (e.g., foundations, trackers, electrical infrastructure, wire management solutions)

Enhance customer value

Bringing together highly complementary SBOS and EBOS product categories to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers' total cost of ownership

Build a stronger innovation engine

Joining decades of technical and operating experience spanning more than 250 GW of projects to accelerate product development, enhance interoperability and support the creation of innovative, integrated solutions across solar, energy storage and adjacent power infrastructure markets

Capture significant cost savings

Realizing significant savings in overhead and other expenses, with year-one cost synergies expected to deliver ~$20 million of incremental, run-rate Adjusted EBITDA

Capitalize on cross-selling opportunities

Driving incremental revenue growth by leveraging each company's customer relationships, complementary product offerings and geographic strengths to accelerate broader adoption across the expanded customer base

Strengthen cash generation profile

Benefitting from Shoals' ~$1.6 billion of tax amortization and $237 million of Net Operating Losses, which are anticipated to reduce taxable income and limit the cash tax obligations of the combined company for the next several years; significantly reducing cash distributions through Mandatory Redemptions of the Preferred Stock by ~$100 million over the next five years[1]

Drive enhanced shareholder value

Drawing upon larger scale, more diversified revenue base and stronger balance sheet to enhance financial flexibility, enabling the company to invest in organic and inorganic growth opportunities and pursue disciplined expansion into new product categories over time

1. Assumes minimum redemptions are made on the latest permitted repayment date under the agreement with the Preferred Stock investors. Management may elect to make larger or earlier redemptions, which would result in additional savings.

Compelling Combined Company Value Creation

Enhanced Financial Flexibility

PRELIMINARY, INDICATIVE

$2.2 – $2.4B[1]
Pro forma full-year 2027 revenues

$410 - $480M
Pro forma 2027 Adjusted EBITDA, including expected year-one synergies[1]

$100+M
Annual Adjusted EBITDA synergies within three years following the closing

1. Based on backlog, current business conditions and other factors

Key Transaction Terms

ARRAY will be the legal acquirer in the transaction and will serve as the corporate parent of the combined company.

Shoals shareholders will receive a fixed exchange ratio of 1.6931 ARRAY shares for each Shoals share they own.

Immediately following the closing of the transaction, Shoals shareholders are expected to own ~65% of the combined company's basic shares outstanding (64.5% on a fully diluted basis), with ARRAY shareholders expected to own the remaining ~35% of the combined company's basic shares outstanding (35.5% on a fully diluted basis).

Other than the Mandatory Redemptions, the transaction is not expected to require ARRAY to refinance or redeem any of its outstanding debt or preferred securities.

Leadership and Governance

Brandon Moss, Shoals' current Chief Executive Officer, will serve as Chief Executive Officer of the combined company. Kevin Hostetler, current Chief Executive Officer of ARRAY, will transition to a Special Advisor role.

Brad Forth, current Chairman of the Board of Directors of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company.

Upon transaction close, the combined company's Board of Directors is expected to consist of ten directors, comprising four independent directors from each of the current Shoals and ARRAY Boards of Directors, as well as the Chief Executive Officer and Chairman of the Board of the combined company.

Path to Close

The transaction is expected to close in the first quarter of 2027, subject to approval by shareholders of both ARRAY and Shoals, the receipt of requisite regulatory approvals, authorization for the combined company's shares to be listed on Nasdaq and other customary closing conditions.

Corporate Name

The combined company intends to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services and strategic opportunities.

"Today marks an important milestone for Shoals, ARRAY and the customers we serve. By bringing together two highly complementary businesses with experienced teams, we are creating an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth. We believe the combined company will be positioned to better service customers, deliver more innovative and integrated solutions, realize meaningful synergies and pursue expansion opportunities across the solar value chain, data center markets and beyond."



Brandon Moss
Chief Executive Officer of Shoals

"This transaction represents a compelling opportunity to create meaningful value for customers of both ARRAY and Shoals by bringing together our complementary strengths. Although structural and electrical systems must operate seamlessly together in the field, they have historically been designed and sourced through separate channels. This combination changes that. Together, we expect to deliver a differentiated, technically integrated and interoperable platform that simplifies project execution, enhances project economics and accelerates innovation for customers."



Kevin Hostetler
Chief Executive Officer of ARRAY


ARRAY

Shoals Contacts

Media
Lindsey Williams / lindsey.williams@shoals.com

Investors
investors@shoals.com

ARRAY Contacts

Media
Steven Kirsch / media@arraytechinc.com

Investors
investors@arraytechinc.com

Benefits for All Stakeholders



Benefits for Customers, Project Owners and Developers

- Combined platform joins market-leading product portfolios and proven engineering capabilities to deliver a differentiated offering
- Simplified project execution, reduced installation cost and enhanced long-term system performance
- More effective service through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions
- Enhanced flexibility and packaging choice across foundations, trackers, electrical infrastructure and wire management solutions, including the solar industry's best performing ground screw, single-axis tracker, DC wiring solution and cable management hanger
- Existing customer relationships, contracts, points of contact and day-to-day operations remain unchanged until communicated otherwise



Benefits for Employees

- Creation of a larger, stronger organization with a broader offering and greater scale
- Expected enhanced ability to attract and develop talent over time
- Combination of decades of industry experience across engineering, innovation, project design and customer delivery, spanning more than 250 GW of projects
- Thoughtful integration of the best of both companies' cultures, including talented people, technical expertise, innovation, collaboration and a shared commitment to customers


ARRAY

FAQ



Why is now the best time for this transaction? ×

As we look ahead to the unprecedented energy demand projected in the coming years, we are confident this merger positions both companies to meet the rapidly evolving needs of customers head on.

Together, Shoals and ARRAY are creating an integrated energy infrastructure platform that is well positioned to meet customers' needs both today and tomorrow.

By bringing together two highly complementary businesses, we expect to create a platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth.

What are the strategic merits of combining Shoals and ARRAY? ×

Together, Shoals and ARRAY will create an integrated energy infrastructure platform with complementary, market-leading solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management, and power delivery systems.

Following closing, Shoals and ARRAY will serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across combined offerings, with increasing levels of integration over time.

The combined company is expected to help customers streamline project execution, reduce installation costs and lower long-term maintenance requirements, while creating opportunities for innovation, growth and employee development over time.

How will the transaction impact customers of both companies? Will product offerings change? ×

Following close, the combined company is expected to serve solar and battery storage customers through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

By bringing these complementary product categories together, the combined company is expected to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers' total cost of ownership.

At the same time, the combined company will prioritize customer flexibility and choice in procurement decisions by maintaining individual product offerings.

Until close, which is expected to occur in the first quarter of 2027, Shoals and ARRAY continue to operate as separate and independent companies.

It is business as usual at both companies and existing day-to-day engagement models, agreements and points of contact remain unchanged.

How will the transaction impact partners of both companies? Will contracts and agreements change? ×

Following close, the combined company is expected to serve solar and battery storage customers through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

By bringing these complementary product categories together, the combined company is expected to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers' total cost of ownership.

Ultimately, following close, by bringing together the strengths of Shoals and ARRAY, the combined company is expected to be better able to identify opportunities to deepen relationships and improve how it works with suppliers and business partners to serve customers.

However, until then, Shoals and ARRAY continue to operate as separate and independent companies and there are no changes to existing day-to-day engagement models, agreements and points of contact.

Will Shoals and ARRAY maintain support for their respective community programs after the combination is completed? ×

Both Shoals and ARRAY are committed to investing in their people.

To that end, this combination is expected to enhance the combined company's ability to attract and develop talent in the communities where we operate as part of a larger, stronger organization with a broader offering and greater scale.

That said, it is still early in the process. Additional details regarding the combined company's engagement and investment programs will be determined over the coming months.

Who will lead the combined company following close? ×

Upon completion of the transaction, Brandon Moss, Shoals' current Chief Executive Officer, will serve as Chief Executive Officer of the combined company.

Kevin Hostetler, ARRAY's current Chief Executive Officer, will serve as Special Advisor.

Brad Forth, current Chairman of the Board of Directors of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company.

The combined company's Board of Directors is expected to consist of ten directors, comprising four independent directors from each of the current Shoals and ARRAY Boards of Directors, as well as Brad Forth and Brandon Moss.

What will be the name of the combined company? ×

Following closing, the combined company intends to operate under a new corporate name and ticker symbol that reflect its broader identity, product offering and strategic opportunities.

The new name and ticker are expected to be announced in the coming months.

When is the transaction expected to close? ×

The transaction is expected to close in the first quarter of 2027, subject to approval by shareholders of both Shoals and ARRAY, receipt of required regulatory approvals, authorization for the combined company's shares to be listed on Nasdaq and other customary closing conditions.

Shoals Contacts

Media
Lindsey Williams / lindsey.williams@shoals.com

Investors
investors@shoals.com

ARRAY Contacts

Media
Steven Kirsch / media@arraytechinc.com

Investors
investors@arraytechinc.com

Stakeholder Resources

Press Releases

November 4, 2026	ARRAY Technologies and Shoals Technologies Group Announce Transformative Merger, Creating an Integrated Energy Infrastructure Platform	Download PDF

Events and Presentations

November 4, 2026	Transaction Conference Call Webcast	Listen to Webcast
November 4, 2026	Shoals-Array Merger Announcement Presentation	Download PDF

Videos

November 4, 2026	Video	View Video

Shoals Contacts

Media
Lindsey Williams / lindsey.williams@shoals.com

Investors
investors@shoals.com

ARRAY Contacts

Media
Steven Kirsch / media@arraytechinc.com

Investors
investors@arraytechinc.com

Legal Legends

Non-GAAP Financial Measures

This press release includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), including Adjusted EBITDA, Net Debt, and Net Debt to Adjusted EBITDA. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X.

For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations in Shoals' and ARRAY's SEC filings. The companies are not providing a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, because certain information necessary to calculate such measures is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "anticipates," "believes," "could," "continue," "estimate," "expects," "intends," "will," "should," "may," "plan," "predict," "project," "would" and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY's and Shoals' plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY's preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY's preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY's and Shoals' businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY's and Shoals' ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY's or Shoals' businesses, including their current plans and operations, or divert management's attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY's or Shoals' common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY's and Shoals' businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY's or Shoals' financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY's or Shoals' ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY's and Shoals' responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY's and Shoals' control, and are subject to additional risks and uncertainties, including those detailed in ARRAY's annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals' annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC's website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY's website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY's Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals' website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals' Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY's annual report on Form 10-K for the year ended December 31, 2025, including under the heading "Directors, Executive Officers and Corporate Governance," and proxy statement for ARRAY's 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings "Executive Officers," "Board of Directors," "Compensation of Directors" and "Security Ownership of Certain Beneficial Owners and Management." To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 ("Form 3"), Statements of Changes in Beneficial Ownership on Form 4 ("Form 4") or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 ("Form 5"), subsequently filed by ARRAY's directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals' annual report on Form 10-K for the year ended December 31, 2025, including under the heading "Directors, Executive Officers and Corporate Governance," and proxy statement for Shoals' 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings "Board Committees and Membership," "Compensation of Non-Employee Directors," "Compensation Discussion and Analysis" and "Security Ownership of Certain Beneficial Owners and Management." To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals' directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

Shoals Contacts

Media

Lindsey Williams / lindsey.williams@shoals.com

Investors

investors@shoals.com

ARRAY Contacts

Media

Steven Kirsch / media@arraytechinc.com

Investors

investors@arraytechinc.com